UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Entrust, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    293848107
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                                 (CUSIP Number)

                                 Mark Goldstein
                    Arnhold and S. Bleichroeder Advisers, LLC
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 698-3101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 17, 2009
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      293848107            SCHEDULE 13D/A           PAGE 3 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Arnhold and S. Bleichroeder Advisers, LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF, OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                3,200,000
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
 OWNED BY            ---------------------------------------------------------
  EACH                   9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     3,200,000
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,200,000
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.2%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                  --------------------
CUSIP NO.      293848107            SCHEDULE 13D/A           PAGE 4 OF 5 PAGES
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ITEM 1.      SECURITY AND ISSUER.

        The Schedule 13D filed on June 18, 2009 (the "Schedule 13D"), relating to the Common Stock, $0.01 par value per share (the "Shares"), of Entrust, Inc. (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D.

ITEM 4.      PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated to include the following penultimate paragraph:

         The Reporting Person currently intends to vote in favor of the Issuer's merger agreement with an affiliate of Thoma Bravo, LLC, as amended on July 10, 2009, at the Special Meeting of Stockholders of the Issuer rescheduled to July 28, 2009.

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CUSIP NO.      293848107            SCHEDULE 13D/A           PAGE 5 OF 5 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2009

                                      ARNHOLD AND S. BLEICHROEDER ADVISERS, LLC

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Senior Vice President